

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

VIA E-Mail
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re:** **Liberty Property Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-13130**
>
> **Liberty Property Limited Partnership**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-13132**

Dear Mr. George J. Alburger, Jr.:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. George J. Alburger, Jr.
Liberty Property Trust
Liberty Property Limited Partnership
June 25, 2014
Page 2

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 20 – Business Combination, pages 89 – 91

1.   We note that your Cabot acquisition was significant and you filed 3-14 financial statements in an 8-K filed on October 15, 2013.   We also note that when announcing the acquisition in an 8-K filed on July 31, 2013 you described in Exhibit 99.1 that Cabot is a leading investor, developer and operator of industrial properties throughout North America and The United Kingdom.   Please tell us the extent of Cabot's other operation other than leasing real estate (i.e. property management or development) and how this factored into your determination that 3-14 financial statements are more appropriate than 3-05 financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Senior Staff Accountant